

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2015

Via E-mail
Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, California 94105

Re: **The Charles Schwab Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed February 23, 2015
      File No. 1-09700

Dear Mr. Bettinger:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
      Joseph R. Martinetto
      The Charles Schwab Corporation